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                              June 1, 2022

       Osman Ahmed
       Chief Executive Officer
       Founder SPAC
       11752 Lake Potomac Drive
       Potomac, MD, 20854

                                                        Re: Founder SPAC
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed May 12, 2022
                                                            File No. 333-262465

       Dear Mr. Ahmed:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Unaudited Pro Forma Condensed Combined Financial Information Unaudited Pro Forma Condensed Balance Sheet, page 125

   1. Give pro forma balance sheet effect to the tax receivable agreement. To the extent such adjustments will vary
due to the uncertainty of future factors, please describe in a footnote to the pro forma
financials this circumstance and the range of possible results. Also, provide a comprehensive
discussion of the tax receivable agreement in the introduction to the pro forma financial
statements including the estimated tax benefits to New Rubicon subject to the tax
receivable agreement and the related undiscounted payable to the TRA
                                                        Holders if all of the
outstanding Class B Units are immediately exchanged. In addition, please describe the
facts and circumstances of the termination payment.
 Osman Ahmed
Founder SPAC
June 1, 2022
Page 2
2.       Regarding the Non-Controlling Interests, please describe in footnote
(l) how they
         are contingently redeemable and advise us. Tell us if a future redemption could be for cash and, if so, explain to us your consideration of whether the amounts involved should be classified outside of permanent equity in accordance with ASC 480-10-S99-3.
Management's Discussion and Analysis of Financial Condition..., page 167

3. Please discuss in detail the nature and terms of the Tax Receivable Agreement including the anticipated impact on future results of operations and liquidity. Components of Results of Operations, page 169

4. Please revise to quantify the extent to which you expect that trends in your operating results will be impacted by the recognition of stock based compensation expense upon the completion of the merger.
Key Metrics and Non-GAAP Financial Measures
Exit rate revenue, page 175

5. We note your response to prior comment 5. So that we may better understand this metric and its usefulness to investors, please address the following:
           Provide us with a detailed example showing the specific inputs you use to calculate this metric as of period-end.
           Explain why you believe it is appropriate to include estimates of forecasted annualized revenue for recently executed contracts whose related services have not commenced as of period-end and may not begin for up to 90 days.
           For recently executed contracts whose related services may not begin for up to 90 days, tell us how you determined the amount of forecasted annualized revenue to include in your calculation of ERR as of period-end.
           Clarify if your calculation of ERR also excludes revenue from contracts where you ceased providing services either as of period-end and/or are expected to cease providing services after period-end. If so, explain how you determined the amount of revenue to exclude. If not, please explain why these amounts are not excluded.
           Tell us about your historical customer renewal rates and how you considered customer churn in your ERR calculation.
           Explain why you believe that annualizing revenue from the sale of recycling commodities accurately depicts recurring revenue. Unlike service revenues that are recognized over time, this revenue stream is recognized at a point in time and is highly sensitive toAhmed
FirstName LastNameOsman         fluctuations in the price of recyclable
commodities.
Comapany
6.         NameFounder
       Please               SPAC
               revise the name of your exit rate revenue metric to exclude the reference to
       "revenue"
June 1, 2022 Page 2which could be confusingly similar to GAAP revenue. FirstName LastName
 Osman Ahmed
FirstName  LastNameOsman Ahmed
Founder SPAC
Comapany
June 1, 2022NameFounder SPAC
June 1,
Page 3 2022 Page 3
FirstName LastName
Adjusted gross profit and Adjusted gross profit margin, page 176

7. We note your response to prior comment 6. Please revise to clarify what is meant by the statement that adjusted gross profit and adjusted gross profit margin provide "additional information regarding the markup and margin we charge that are incremental to our marketplace vendor costs." Please also revise to more clearly explain how management uses adjusted gross profit and adjusted gross profit margin to assess your digital platform's operating performance.
Exit rate adjusted gross profit, page 177

8. We note your response to prior comment 9. In light of the fact that your calculation of
         ERAGP and ERAGP margin rely heavily upon your calculation of ERR, we are considering your response and may have further comments based upon the outcome of our comments on ERR.
        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      James R. Brown